                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                                 MIM Corporation

            ---------------------------------------------------------
                                (Name of Issuer)

                    Common Stock ($.0001 par value per share)
           -----------------------------------------------------------
                         (Title of Class of Securities)


                                    553044108

           ----------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2000
           ----------------------------------------------------------
                      (Date of Event Which Requires Filing
                               of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ]      Rule 13d-1(b)

         [X]      Rule 13d-1(c)

         [ ]      Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

EXPLANATORY NOTE

         This Schedule 13G reflects the shared voting and dispositive power of shares of Common Stock of MIM Corporation (the "Subject Company") between Michael R. Erlenbach and John M. Slivka, trustee (the "Trustee") of the Michael
R. Erlenbach Flint Trust dated December 11, 1998 (the "Trust"). Mr. Slivka, as Trustee of the Trust, has the power to direct the voting and disposition of the shares of the Subject Company held of record by the Trust. Pursuant to the terms of the Trust, which is irrevocable, upon the day occurring four months after the date of the receipt of the first asset received by the Trustee or the day occurring four months after the receipt of the first asset that is recontributed to the Trust, the Trustee is required to distribute all assets of the Trust to the trustees of the Michael R. Erlenbach Trust dated April 29, 1993, as amended, of which Mr. Erlenbach is the sole trustee, if such trust is in existence, or if not, to Mr. Erlenbach. The power to vote and dispose of the shares of the Subject Company held by the Trust, therefore, alternates periodically between Mr. Slivka and Mr. Erlenbach. Pursuant to a revocable letter of instructions dated December 16, 1998, Mr. Erlenbach has instructed Mr. Slivka to treat the shares of the Subject Company as recontributed to the Trust immediately upon their distribution.


CUSIP NO.:553044108
          ------------------------------

(1)      NAME OF REPORTING PERSON:  John M. Slivka, Trustee, Michael R. Erlenbach
                                    Flint Trust Dated December 11, 1998

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

--------------------------------------------------------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:             (a)      [ ]

                                                                       (b)      [X]

(3)      SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------------------
(4)      CITIZENSHIP OR PLACE OF ORGANIZATION:

         United States
--------------------------------------------------------------------------------------------------------------------------------
         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

                  (5)      SOLE VOTING POWER:

                           0
-----------------------------------------------------------------------------------------------------------
                  (6)      SHARED VOTING POWER:

                           810,730
-----------------------------------------------------------------------------------------------------------
                  (7)      SOLE DISPOSITIVE POWER:

                           0
-----------------------------------------------------------------------------------------------------------
                  (8)      SHARED DISPOSITIVE POWER:

                           810,730
-----------------------------------------------------------------------------------------------------------

(9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         810,730
--------------------------------------------------------------------------------------------------------------------------------
         Pursuant to Section 240.13d-4 of the Act, the filing of this Schedule
         13G shall not be construed as an admission that the reporting person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any of the securities covered by this Schedule 13G.

(10)     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:      [ ]

(11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

         3.7%  (See Note 1)
--------------------------------------------------------------------------------------------------------------------------------


(12)     TYPE OF REPORTING PERSON:

         IN

         ---------------------------------------------------------------------------------------------------------

Note 1: This percentage is based on 21,968,653 shares of Common Stock outstanding as of October 19, 2000 as reported in the Form 10-Q of MIM Corporation for the quarter ended September 30, 2000.



CUSIP NO.:553044108
          ------------------------------

(1)      NAME OF REPORTING PERSON:  Michael R. Erlenbach

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:


--------------------------------------------------------------------------------------------------------------------------------

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:             (a)      [ ]

                                                                       (b)      [X]

(3)      SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------------------
(4)      CITIZENSHIP OR PLACE OF ORGANIZATION:

         United States
--------------------------------------------------------------------------------------------------------------------------------

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

                  (5)      SOLE VOTING POWER:

                           324,969
-----------------------------------------------------------------------------------------------------------
                  (6)      SHARED VOTING POWER:

                           810,730
-----------------------------------------------------------------------------------------------------------
                  (7)      SOLE DISPOSITIVE POWER:

                           0
-----------------------------------------------------------------------------------------------------------
                  (8)      SHARED DISPOSITIVE POWER:

                           1,135,699
-----------------------------------------------------------------------------------------------------------

(9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         1,135,699
--------------------------------------------------------------------------------------------------------------------------------
         Pursuant to Section 240.13d-4 of the Act, the filing of this Schedule
         13G shall not be construed as an admission that the reporting person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any of the securities covered by this Schedule 13G.

(10)     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:      [ ]

(11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

         5.2%  (See Note 1)
--------------------------------------------------------------------------------------------------------------------------------



(12)     TYPE OF REPORTING PERSON:

         IN
         ---------------------------------------------------------------------------------------------------------


Note 1: This percentage is based on 21,968,653 shares of Common Stock outstanding as of October 19, 2000 as reported in the Form 10-Q of MIM Corporation for the quarter ended September 30, 2000.

                              (end of cover pages)

ITEM 1(a)                  NAME OF ISSUER:  MIM Corporation

ITEM 1(b)                  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                           100 Clearbrook Road
                           Elmsford, New York  10523

ITEM 2(a)                  NAME OF PERSONS FILING:

                           John M. Slivka, Trustee, Michael R. Erlenbach Flint Trust dated December 11, 1998

                           Michael R. Erlenbach

ITEM 2(b)                  ADDRESS OF PRINCIPAL OFFICE OR, IF NONE, RESIDENCE:

                           John M. Slivka, Trustee:    925 Euclid Avenue,
                                                       Suite 2000
                                                       Cleveland, Ohio  44115

                           Michael R. Erlenbach:   5899 Chanteclair Drive, #226
                                                   Naples, Florida 34108

ITEM 2(c)                  CITIZENSHIP:

                           United States

ITEM 2(d)                  TITLE OF CLASS OF SECURITIES:

                           Common Stock ($.0001 par value per share)

ITEM 2(e)                  CUSIP NUMBER:

                           553044108

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER
                           THE PERSON FILING IS A:

         (a)     [ ]       BROKER OR DEALER REGISTERED UNDER SECTION 15 OF THE
                           ACT;

         (b)     [ ]       BANK AS DEFINED IN SECTION 3(a)(6) OF THE ACT;

         (c)     [ ]       INSURANCE COMPANY AS DEFINED IN SECTION 3(a)(19) OF
                           THE ACT;

         (d)     [ ]       INVESTMENT COMPANY REGISTERED UNDER SECTION 8 OF THE
                           INVESTMENT COMPANY ACT OF 1940;

         (e)     [ ]       AN INVESTMENT ADVISER IN ACCORDANCE WITH SECTION
                           240.13d-1(b)(1)(ii)(E);

         (f)     [ ]       AN EMPLOYEE BENEFIT PLAN OR ENDOWMENT FUND IN
                           ACCORDANCE WITH SECTION 240.13d-1(b)(1)(ii)(F);

         (g)     [ ]       A PARENT HOLDING COMPANY OR CONTROL PERSON IN
                           ACCORDANCE WITH SECTION 240.13d-1(b)(1)(ii)(G);

         (h)     [ ]       A SAVINGS ASSOCIATION AS DEFINED IN SECTION 3(b) OF
                           THE FEDERAL DEPOSIT INSURANCE ACT;

         (i)     [ ]   A CHURCH PLAN THAT IS EXCLUDED FROM THE DEFINITION OF
                       AN INVESTMENT COMPANY UNDER SECTION 3(c)(14) OF THE
                       INVESTMENT COMPANY ACT OF 1940;

         (j)     [ ]   GROUP, IN ACCORDANCE WITH SECTION 240.13d-1(b)(1)(ii)(J).

ITEM 4.                OWNERSHIP.

                       (a) AMOUNT BENEFICIALLY OWNED: See Item 9 of cover pages.

                       (b)   PERCENT OF CLASS: See Item 11 of cover pages.

                       (c)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                                 (i)     SOLE POWER TO VOTE OR TO DIRECT THE
                                         VOTE:

                                         See Item 5 of cover pages.

                                (ii)     SHARED POWER TO VOTE OR TO DIRECT
                                         THE VOTE:

                                         See Item 6 of cover pages.

                               (iii)     SOLE POWER TO DISPOSE OR TO DIRECT
                                         THE DISPOSITION OF:

                                         See Item 7 of cover pages.

                                (iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                                         See Item 8 of cover pages.

ITEM 5.                OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS.

                       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.                OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER
                       PERSON.

                       Pursuant to the Trust, the Trustee is required to pay or apply to or for the benefit of Michael R. Erlenbach, during his lifetime, the dividends derived from the Shares. In addition, Mr. Erlenbach is entitled under the terms of the Trust to receive the proceeds from the sale of the Shares under certain defined circumstances.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                       Not Applicable.

ITEM 8.                IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                       GROUP.

                       Not Applicable.

ITEM 9.                    NOTICE OF DISSOLUTION OF GROUP.

                           Not Applicable.

ITEM 10.                   CERTIFICATION.

                           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                           SIGNATURE

                           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  Date:  February 13, 2001

                                    /s/ John M. Slivka
                                  ----------------------------------------------
                                  Signature

                                  JOHN M. SLIVKA, Trustee, Michael R. Erlenbach Flint Trust dated December 11, 1998
                                  ----------------------------------------------
                                  Name

                                  Date:  February 13, 2001

                                   Michael R. Erlenbach*
                                  ----------------------------------------------
                                  Signature

                                  MICHAEL R. ERLENBACH

                                  ----------------------------------------------
                                  Name

                                  *By:  /s/ Glenn E. Morrical
                                       -----------------------------------------
                                       Glenn E. Morrical, Attorney-in-Fact
                                       Pursuant to power of attorney previously
                                       filed

                                  EXHIBIT INDEX

Number            Description of Document
------            -----------------------

99.1 Power of Attorney (incorporated by reference from the Schedule 13G filed by Michael R. Erlenbach on September 3, 1998)

99.2              Agreement between John M. Slivka, trustee of the Michael R.
                  Erlenbach Flint Trust dated December 11, 1998 and Michael R. Erlenbach (incorporated by reference from the Schedule 13G filed by the Reporting Persons on April 22, 1999).